UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 12, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI AGREES SOUTH AFRICAN
ASSET SALE TO HARMONY GOLD

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

12 February 2020

NEWS RELEASE

AngloGold Ashanti Agrees South African Asset Sale to Harmony Gold

1. Introduction

AngloGold Ashanti is pleased to announce that it has reached an agreement (the
“Agreement”) to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited (“Harmony”). Consideration for the
transaction is in cash and deferred payments with expected proceeds of around $300 million, subject to subsequent performance, and with additional proceeds if the West
Wits assets are developed below current infrastructure (the “Transaction”).

AngloGold Ashanti announced in May 2019 that it was undertaking a process to review sale options for the portfolio of assets, principally comprising the Mponeng underground mine, where further capital, necessary to extend the mine life was in competition with other, higher-return AngloGold Ashanti priorities; Mine Waste
Solutions, the mine waste retreatment operation; and a surface rock dump processing business. The sale is part of the process of streamlining AngloGold Ashanti’s portfolio, in line with its clear capital allocation framework, to create a more focused business with enhanced operating and financial metrics.

A rigorous nine-month sales process identified Harmony as the most suitable party to acquire these assets, given its financial capacity and proven technical capability in operating ultra-deep, hard-rock mining assets in South Africa.

“From the beginning of the process an objective has been to sell our SA assets to a strong, capable and responsible operator that will ensure their long-term sustainability;
we believe that this transaction achieves that,” Kelvin Dushnisky, CEO of AngloGold
Ashanti said. “This sale helps deliver on our commitment to sharpen our management focus and capital allocation on the highest return investment options available to us.”

AngloGold Ashanti will continue its work to position the Company to deliver long-term value for stakeholders through performance, disciplined capital allocation, as demonstrated by this pro-active portfolio management, and ongoing review of all aspects of its corporate structure.

AngloGold Ashanti has 14 gold-producing operations in nine countries. Its mines include differing ore-body types, located in key gold-producing regions around the world. Its business activities span the full spectrum of the mining value chain – from exploration through mining to the production of refined gold and its sale.

2. Transaction Details
2.1. Relevant assets and liabilities

The Transaction will include the following assets and liabilities:
·   The Mponeng mine and its associated assets and liabilities;
·   The Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;
·   First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and
Chemwes (Pty) Limited as well as associated tailings assets and liabilities;
·   Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty)
Limited and Masakhisane Investments (Pty) Limited; and
·   Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.

Together these assets produced revenue of ZAR8,047 million and profit after tax of
ZAR331 million for the year ended 31 December 2019. The book value of these assets as at 31 December 2019 was ZAR9,901 million.
1

AngloGold Ashanti will retain its interest in Rand Refinery Limited as well as its obligations relating to the post-retirement medical cost for its applicable retired and remaining employees and its obligations under the Silicosis Class Action Settlement
Agreement.
2.2. Consideration

The Transaction consideration comprises three elements:
·   US$200m in cash payable at closing; and
·   Two components of deferred consideration, payable as follows
a.   US$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and
TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. This was agreed between the parties on the basis that it is expected to deliver aggregate nominal proceeds to AngloGold
Ashanti in the order of US$100 million using AngloGold Ashanti’s
1
The results form part of the unaudited historical combined information for the year ended 31 December 2019, prepared of the assets and liabilities forming part of the transaction, which has been based on management accounts. AngloGold Ashanti is satisfied with these management accounts which form part of its consolidated financial statements prepared in accordance with
IFRS.

In preparing the unaudited historical financial statements of the assets and liabilities forming part of the transaction, the recognition and measurement principles of IFRS, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council have been applied, however, since IFRS do not provide for the preparation of unaudited historical combined financial information, in preparing these results certain accounting conventions commonly used in the preparation of unaudited historical combined financial information have been applied.

assumptions regarding production from Mponeng Mine during this period;
and
b.   US$20 per ounce payable on underground production sourced within the
West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. This currently constitutes
8.53 million ounces of reserves. If all these reserves were mined it would therefore deliver additional aggregate nominal proceeds of approximately
US$170 million to AngloGold Ashanti over the period that the ounces are mined.
AngloGold Ashanti intends to use the proceeds from the sale to reduce net debt.
2.3. Significant terms of the Agreement

The Agreement provides for terms customary in agreements of this nature and is subject to customary conditions precedent. Key conditions precedent includes:
·   Approval from the South African Competition Authorities in terms of the
Competition Act, 1998; and
·   Section 11 approval from the Minister of Mineral Resources and Energy in terms of the MPRDA in relation to West Wits Mineral Right.
2.4. Timing and Effective Date

AngloGold Ashanti and Harmony have committed to engage with the relevant authorities and other stakeholders in order to ensure the conditions precedent are fulfilled as soon as possible with earliest closing anticipated on or about 30 June 2020.

The Transaction is deemed a Category 2 transaction in terms of the Listings
Requirements of the JSE Limited.

12 February 2020

Financial Advisers
Centerview Partners UK LLP
JP Morgan Chase Bank N.A. (Johannesburg Branch)
The Standard Bank of South Africa Limited

JSE Sponsor
The Standard Bank of South Africa Limited

Legal Adviser
ENSafrica

CONTACTS

Media

Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com

Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December
2018, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly.
Investors should visit this website to obtain important information about AngloGold Ashanti.

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 12, 2020
By: /s/ M E SANZ PEREZ
Name:     M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance